NEW ORGANIZATION ANNOUNCED FOR JANUARY 1ST, 2007

Consistent with the indications given on the occasion of the General Meeting of Shareholders held May 31st, 2006, the Board of Directors’ session of December 14th, 2006 has resolved to separate the office of Chairman of the Board of Directors and the office of Chief Executive Officer. It then named Mr Gérard LE FUR as Chief Executive Officer, with Mr Jean-François DEHECQ retaining the Chairmanship of the Board of Directors.

The Board applauds the organization of this harmonious transition which will allow for continuity in the Group’s strategy, vitality and corporate culture, and has given Mr Gérard LE FUR full assurances of its confidence and its support for him in his new functions.

The Board is likewise pleased that the role of Chairman will continue to be assured by Mr Jean-François DEHECQ who, for 33 years in the Company’s management including 18 as Chairman and Chief Executive Officer, has provided the impetus for the remarkable performance that has made the Group one of the leaders of the global pharmaceutical industry.

Senior Vice President, Corporate Communications : Michel Labie
Vice President, Media and Brand Comminication : Salah Mahyaoui : +33 1.53.77.40.31
Vice President, Media Relations : Jean-Marc Podvin : +33 1.53.77.42.23
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